Issuer Free Writing Prospectus dated May 2, 2014

Relating to Preliminary Prospectus dated April 22, 2014

Filed Pursuant to Rule 433

Registration No. 333-194550

K2M GROUP HOLDINGS, INC.

As part of our anticipated transition to a public company, we are in discussions with the lenders to modify our revolving credit facility. We recently agreed upon a non-binding term sheet with the lenders providing for an increase in commitments from $30.0 million to $40.0 million, an extension of the maturity date from October 2014 to October 2015 and a modification of our financial covenants. On April 30, 2014, in anticipation of the consummation of the initial public offering of our common stock, we entered into an amendment to our revolving credit facility to implement some of the changes agreed to in the term sheet, which included certain modifications to the credit agreement to (1) allow for the repayment of our outstanding shareholder notes with the proceeds from the initial public offering of our common stock, (2) replace the existing minimum Consolidated Adjusted EBITDA financial covenant with a maximum loss financial covenant which requires that consolidated net loss of K2M, Inc. and K2M UK, Ltd., our primary operating companies, shall not exceed (i) $(11) million for the three-month period ended March 31, 2014 and (ii) $(16) million for the six-month period ending June 30, 2014 and (3) permit the lenders to add additional financial covenants to the extent that the initial public offering of our common stock is not consummated on or prior to June 30, 2014. Based on preliminary financial data, we are in compliance with the maximum loss financial covenant for the three-month period ended March 31, 2014, as the consolidated net loss of our operating companies excludes interest and amortization expense related to intangible assets recorded by K2M Group Holdings, Inc. and K2M Holdings, Inc. We anticipate entering into an amendment effecting the remainder of the changes contemplated by the term sheet, including the increase in commitments to $40.0 million and the extension of the maturity date to October 2015, shortly after the completion of the initial public offering of our common stock.

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To review the Preliminary Prospectus, click the following link on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1499807/000119312514151899/d640289ds1a.htm

We have filed a Registration Statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus related to the offering may also be obtained from the issuer, any underwriter or any dealer participating in the offering if you request it from Piper Jaffray & Co., Attention: Equity Capital Markets, 800 Nicollet Mall, J12S03, Minneapolis, MN, 55402, via telephone at 800-747-3924 or email at prospectus@pjc.com; Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, via telephone at 888-603-5847 or email at Barclaysprospectus@broadridge.com; and Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY, 10152, via telephone at 800-326-5897 or email at cmclientsupport@wellsfargo.com.